1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2004

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated December 20, 2004

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: December 21, 2004	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

Announcement

The Company entered into an agreement with China Mobile (Hong Kong) Group Limited, which indirectly holds approximately 75.7% interest in the Company, pursuant to which the Company agreed to dispose to CMHKG four properties in Guangdong Province in which the Group has interests and for which land use right certificates or property title certificates have not been granted, for a cash consideration of RMB70,582,133.

The board of directors (the “Board”) of China Mobile (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces that on 20 December 2004, the Company entered into an agreement (the “Agreement”) with China Mobile (Hong Kong) Group Limited (“CMHKG”), pursuant to which the Company agreed to dispose to CMHKG four of the five properties located in Guangdong Province in which the Group has interests and for which land use right certificates or property title certificates have not been granted (the “Four Properties without Title Certificates”). The Four Properties without Title Certificates are used as offices, sales outlet and staff canteen and the disposal of such properties will not have any material impact on the operations of the Group. At the time of the Company’s listing, CMHKG granted an indemnity (the “Indemnity”) to the Company, indemnifying the Company from, inter alia, any losses or liabilities arising from the interference or challenge with the use or occupancy of the properties owned by the Group then but for which long term title certificates have not been issued. Despite continuous efforts by the Company, long term title certificates have not been issued in respect of the Four Properties without Title Certificates. Accordingly, the Company decides to dispose of the Four Properties without Title Certificates to CMHKG (the “Disposal”) for a cash consideration of RMB70,582,133 (equivalent to approximately HK$66.6 million), representing the net book value of such properties as of 31 December 2003. The Agreement is not conditional and it is expected that completion of the Disposal will take place before 31 December 2004.

CMHKG indirectly holds approximately 75.7% interest in the Company and therefore the Agreement constitutes a connected transaction as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). As the transaction contemplated under the Agreement is conducted on normal commercial terms and the consideration payable under the Agreement is less than the de minimis benchmark set out in Rule 14A.31(2) of the Listing Rules, such transaction is exempt from the reporting, announcement and independent shareholders approval requirements under the Listing Rules.

After completion of the Disposal, there remains one property in Guangdong Province in which the Group has interests and for which property title certificate has not been obtained. The Group is still in the process of applying for the property title certificate for this property. The Board confirms that the use of and the conduct of business activities at this property are not affected by the fact that the Group has not obtained the relevant certificate. The Company will no longer make monthly announcements on the progress of application of title certificate for this property, but will instead make announcements annually in December of each year, commencing from 2005. The directors (including independent non-executive directors) of the Company are of the view that the terms of the Disposal (including the consideration) are on normal commercial terms and the arrangement regarding the ongoing announcements to be made by the Company and the Disposal are in the interests of the Company and the shareholders of the Company as a whole.

This announcement contains translation between Renminbi and Hong Kong dollars at RMB1.06=HK$1.00. The translation is not representation that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

As at the date of this announcement, the Board of directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Dr. J. Brian Clark as a non-executive director.

By order of the Board
China Mobile (Hong Kong) Limited
Yung Jacky Shun Loy
Company Secretary

Hong Kong, 20 December 2004